Exhibit 99.2

Invitation to the

Extraordinary General Meeting

of

WISeKey International Holding Ltd

September 9, 2026, 3 p.m. Swiss time

Homburger AG

Prime Tower, Hardstrasse 201

8005 Zurich, Switzerland

Admittance: 2:30 p.m. Swiss time

Agenda Items

The board of directors (the Board or the Board of Directors) of WISeKey International Holding Ltd (the Company or WISeKey CH) submits the following agenda item and proposal for resolution and approval by the Company’s shareholders at the Company’s Extraordinary General Meeting (the EGM) to be held on September 9, 2026, 3 p.m. Swiss time, at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland:

1.	Approval of (a) the Merger Agreement (as defined below) by and between WISeKey International Holding Ltd (“WISeKey CH”) and WISeKey International Corp. (“WISeKey BVI” (as further defined below)), and (b) the Merger (as defined below) effected pursuant to the Merger Agreement, as a result of which WISeKey CH will cease to exist and each shareholder of WISeKey CH will become a shareholder of WISeKey BVI upon the terms set forth in the Merger Agreement.

Proposal of the Board of Directors: The Board of Directors proposes that the shareholders approve the merger agreement (the Merger Agreement) dated June 26, 2026, by and between WISeKey CH and WISeKey International Corp, a BVI business company limited by shares (company no. 2179417) with registered office at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands (WISeKey BVI), and the merger of WISeKey CH with and into WISeKey BVI (the Merger) pursuant to the Merger Agreement, article 3 et seq. of the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003 (the Swiss Merger Act), articles 163b, 163c and 164 of the Swiss Federal Private International Law Act and the BVI Business Companies Act, Revised Edition 2020.

Explanation: Pursuant to article 18 para. 1 of the Swiss Merger Act, the shareholders of WISeKey CH must approve the Merger Agreement at an extraordinary general meeting. The required voting majority is two-thirds of the voting rights and an absolute majority of the nominal value of all WISeKey CH registered shares present or represented at the EGM.

As a result of the Merger, WISeKey BVI will be the surviving entity and WISeKey CH will be dissolved without liquidation. As of the effective time of the Merger (the Effective Time), each WISeKey CH share will be cancelled and each holder of WISeKey CH shares or American depositary shares (WISeKey CH ADSs) representing registered shares of WISeKey CH, each with a par value of CHF 0.10 (WISeKey CH Class B Shares), will receive WISeKey BVI shares as follows:

—	Each holder of a WISeKey CH Class B Share will be entitled to receive, per share, either:

—	one ordinary share of WISeKey BVI, with no par value, each of which carries one voting right and entitles its holder to one dividend unit and one liquidation unit per share (the WISeKey BVI Ordinary Shares); or

—	ten Class B Shares of WISeKey BVI, with no par value, each of which entitles its holder to ten voting rights and to one-tenth of one dividend unit and one-tenth of one liquidation unit per share (the WISeKey BVI Class B Shares), subject to such holders timely and valid election and the WISeKey BVI Class B Share Cap (as defined below) and proration mechanics as further described below and in the Merger Agreement and the joint report prepared by the boards of directors of WISeKey CH and WISeKey BVI pursuant to Article 14 of Merger Act, explaining and providing the rationale for the terms of the Merger, including in particular the legal and economic reasons for the exchange ratio and the allocation mechanics in respect of WISeKey BVI Shares (the Merger Report).

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Holders who do not make a valid and timely election will receive one WISeKey BVI Ordinary Share per WISeKey CH Class B Share.

Under WISeKey BVI’s memorandum and articles of association effective as of the Effective Time, the number of WISeKey BVI Class B Shares that can be outstanding will be limited such that the WISeKey BVI Class B Shares do not represent more than 49.999999% of the voting rights in WISeKey BVI before the WISeKey BVI Class F Shares (as defined below) are taken into consideration and assuming all shareholders are present at a given shareholders’ meeting. We refer to this cap as the “WISeKey BVI Class B Share Cap.”

If WISeKey CH Class B shareholders electing to receive WISeKey BVI Class B Shares would collectively hold more than 49.999999% of WISeKey BVI’s voting rights (excluding WISeKey BVI Class F Shares (as defined below)), their allocation will be capped at this percentage. Each shareholder will receive a proportionate share of the capped amount. Fractional entitlements to WISeKey BVI Class B Shares will be rounded down to the next whole multiple of ten WISeKey BVI Class B Shares. Any entitlements to WISeKey BVI Class B Shares that are not satisfied as a result of proration and rounding will be satisfied in WISeKey BVI Ordinary Shares and WISeKey BVI Class F Shares, as applicable.

Holders of WISeKey CH Class B Shares may make elections on a share-by-share basis, such that a holder may elect to receive WISeKey BVI Ordinary Shares in respect of some of its WISeKey CH Class B Shares and WISeKey BVI Class B Shares in respect of other WISeKey CH Class B Shares.

If you hold your WISeKey CH Shares in book-entry form through a bank, broker, or other nominee, you will receive instructions from your bank, broker, or other nominee after the date of the Extraordinary General Meeting regarding how to exercise your election rights. These instructions will outline the detailed procedures and applicable deadlines for making your election.

If you are a holder of WISeKey CH Class B Shares in book-entry form and do not make an express election in accordance with the procedures and deadlines specified in the instructions from your bank, broker, or other nominee, you will be deemed to have elected to receive one WISeKey BVI Ordinary Share for each WISeKey CH Class B Share held immediately prior to the Effective Time.

If your WISeKey CH Class B Shares are represented by physical certificates, you will only be able to make an election whether to receive WISeKey BVI Ordinary Shares or WISeKey BVI Class B Shares for your WISeKey CH Class B Shares if you deposit your physical certificates representing WISeKey CH Shares with a Swiss custodian bank for conversion of the certificated WISeKey CH Shares into WISeKey CH Shares in book-entry form on or about the date of the Extraordinary General Meeting. Holders of WISeKey CH Shares represented by physical share certificates who do not deposit their physical certificates representing WISeKey CH Shares with a Swiss custodian bank for conversion of the certificated WISeKey CH Shares into WISeKey CH Shares in book-entry form on or about the date of the Extraordinary General Meeting will be deemed to have exercised their election right in respect of WISeKey BVI Ordinary Shares.

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WISeKey BVI Class B Shares carry ten times the voting rights of WISeKey BVI Ordinary Shares, but the dividend and liquidation rights per such share are only one tenth of the dividend and liquidation rights of WISeKey BVI Ordinary Shares. This structure is intended to mirror the original split between WISeKey CH Class A Shares and WISeKey CH Class B Shares, where, at the inception of WISeKey CH, WISeKey CH Class A Shares had ten times the voting power relative to the investment made at the time.

By providing this election right, the Merger allows holders of WISeKey CH Class B Shares to increase their voting power in the new structure if they so choose, in exchange for a reduction in dividend and liquidation rights commensurate with the increase in voting power. The ability for holders of WISeKey CH Class B Shares to elect to receive WISeKey BVI Class B Shares with higher voting rights but lower dividend and liquidation rights is designed to preserve the balance between economic and governance rights that existed in WISeKey CH, and to ensure that shareholders can choose the class of shares that best reflects their preferences for voting power versus economic return.

Under WISeKey BVI’s memorandum and articles of association effective as of the Effective Time, each holder of WISeKey BVI Class B Shares will have the right to exchange ten (10) WISeKey BVI Class B Shares for one (1) WISeKey BVI Ordinary Share.

—	Each holder of a registered share of WISeKey CH, each with a par value of CHF 0.01 (the WISeKey CH Class A Shares) will be entitled to receive, per share, either:

—	one Class F Share of WISeKey BVI, with no par value, representing in the aggregate an adjustable number of voting rights defined as (i) 49.999999% of the voting rights of all outstanding WISeKey BVI Shares entitled to vote at a given meeting of the shareholders, minus (ii) the voting rights of all WISeKey BVI Class B Shares and WISeKey BVI Ordinary Shares held by the holder(s) of WISeKey BVI Class F Share(s) entitled to vote on the matter, if any, each of which entitles its holder to one-tenth of a dividend unit and one-tenth of a liquidation unit per share (the WISeKey BVI Class F Shares, and the WISeKey BVI Ordinary Shares, the WISeKey BVI Class B Shares and the WISeKey BVI Class F Shares collectively the WISeKey BVI Shares); or

—	one WISeKey BVI Class B Share, subject to such holders’ timely and valid election and the WISeKey BVI Class B Share Cap and proration mechanics described above and in the Merger Agreement.

Holders who do not make a valid and timely election will receive one WISeKey BVI Class F Share per WISeKey CH Class A Share.

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—	Each holder of a WISeKey CH American Depositary Shares, each WISeKey CH American Depositary Share representing the right to receive one-half of one WISeKey CH Class B Share (the WISeKey CH ADS), will receive one-half of one WISeKey BVI Ordinary Share per WISeKey CH ADS held at the Effective Time.

WISeKey CH ADS holders will not be entitled to elect to receive WISeKey BVI Class B Shares.

WISeKey CH ADS holders who wish to elect to receive WISeKey BVI Class B Shares must cancel their WISeKey CH ADSs, pay applicable fees, and become registered holders of the underlying WISeKey CH Class B Shares prior to the applicable election cut-off date.

Under Section 4.7 of the amended and restated deposit agreement dated as of May 19, 2022, the WISeKey CH ADS depositary bank will not vote the WISeKey CH Class B Shares underlying WISeKey CH ADSs on its own. It will only vote in accordance with WISeKey CH ADS holders’ timely voting instructions, except as described in the rest of this paragraph. If the WISeKey CH ADS depositary bank does not receive WISeKey CH ADS holders’ voting instructions by the WISeKey CH ADS voting deadline, WISeKey CH ADS holders will be deemed to have instructed the WISeKey CH ADS depositary bank to vote the WISeKey CH Class B Shares underlying WISeKey CH ADS holders’ ADSs in accordance with the recommendations of the WISeKey CH board of directors. However, the WISeKey CH ADS depositary bank will not vote WISeKey CH Class B Shares underlying unvoted WISeKey CH ADSs for any matter at the extraordinary general meeting if WISeKey CH informs the WISeKey CH ADS depositary bank that: (A) WISeKey CH does not wish such proxy to be given; (B) substantial opposition to the matter exists; or (C) the matter may materially adversely affect the rights of WISeKey CH Class B Shareholders.

WISeKey BVI Ordinary Shares are expected to be listed on Nasdaq Global Market (Nasdaq) under the symbol “WQEY” and on the SIX Swiss Exchange (SIX) (in a primary listing) under the symbol “WQEY” following the Effective Time, WISeKey BVI Class B Shares and WISeKey BVI Class F Shares will not be listed and traded on a stock exchange.

WISeKey CH ADSs will be delisted from Nasdaq and WISeKey CH Class B Shares will be delisted from SIX upon completion of the Merger.

The Merger is subject to the satisfaction of certain closing conditions, including, among others:

(A)	Approval by the requisite shareholder vote at the EGM, as described above;

(B)	Completion of creditor calls and receipt of the statutory auditor’s confirmation pursuant to the Merger Act and PILA, all as further described in the Merger Agreement and the Merger Report;

(C)	the U.S. Securities and Exchange Commission (the Commission) declaring the U.S. Registration Statement (including a prospectus) on Form F-4 of WISeKey BVI (the Registration Statement) effective:

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(D)	Authorization for a listing of WISeKey BVI Ordinary Shares on Nasdaq and a primary listing on SIX and delisting of WISeKey CH ADSs and WISeKey CH Class B Shares from Nasdaq and SIX, respectively;

(E)	Eligibility of WISeKey BVI shares for the DTC and SIX SIS book-entry systems;

(F)	Confirmation from the Swiss Takeover Board that WISeKey CH’s existing opting-out from Swiss mandatory public tender offer rules will continue to apply following the Merger as a result of an identical provision in WISeKey BVI’s memorandum and articles of association, i.e., that the Swiss Takeover Board confirms to WISeKey CH that WISeKey CH’s current opting-out from the mandatory offer obligations pursuant to articles 135 and 163 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (FMIA) in Article 6 para. 6 of its articles of association will continue to apply upon the Merger becoming effective. The memorandum and articles of association of WISeKey BVI will replicate WISeKey CH’s current opting-out provision.

Further explanation: Under Swiss securities laws, any person who—directly, indirectly, or acting in concert with third parties—acquires equity securities which, added to the equity securities already held, exceed the threshold of 33⅓% of the voting rights of a target company (whether exercisable or not) must make a mandatory public offer to acquire all listed equity securities of that company, unless the target company’s shareholders have opted out of that requirement by adopting a corresponding provision in the company’s articles of association. WISeKey CH’s articles of association have included such an opting-out provision since the initial listing of the WISeKey CH Class B Shares in 2016. The opting-out provision means that no acquirer of WISeKey BVI Ordinary Shares will be required to launch a mandatory public offer, regardless of the size of the shareholding acquired. Shareholders will accordingly not benefit from the takeover protection that the mandatory offer rules are designed to provide.

Absent a continuation of that provision upon the Merger, WISeKey BVI would become subject to the Swiss mandatory offer rules. These rules also apply to companies not incorporated under Swiss law whose shares are listed, at least in part, on a Swiss exchange. Following completion of the Merger, WISeKey BVI’s Ordinary Shares are intended to be listed on a primary basis on the SIX Swiss Exchange.

WISeKey CH will seek confirmation from the Swiss Takeover Board—the Swiss regulatory authority for public takeover offers — that, by virtue of the Merger and the adoption of an equivalent opting-out provision by the entity surviving the Merger (i.e., WISeKey BVI), the current opting-out continues to be in effect.

The Board of Directors believes that the continuation of the opting-out provision upon the Merger is in the best interests of WISeKey and its shareholders. First, WISeKey CH has operated under an opting-out since its initial listing in 2016; maintaining that position following the Merger ensures continuity and avoids introducing a structural change. Second, the opting-out is intended to preserve WISeKey BVI’s flexibility to attract and retain strategic investors—including technology and industrial partners—without triggering a mandatory offer obligation that could deter such investments or complicate WISeKey’s medium-term strategic repositioning in the cybersecurity and digital trust sectors.

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WISeKey CH shareholders should be aware that the opting-out provision means that no acquirer of WISeKey BVI Ordinary Shares will be required to launch a mandatory public offer, regardless of the size of the shareholding acquired or the means by which the threshold of 33⅓% of the voting rights is exceeded—whether by acquisition, acting in concert, or otherwise. For holders of WISeKey BVI Ordinary Shares, this means that they will not have the opportunity to exit their investment in WISeKey BVI on the terms prescribed by the FMIA and its implementing ordinances—in particular at a minimum price equal to the higher of the highest price paid by any acquirer for WISeKey BVI shares during the preceding twelve months and the prevailing stock exchange price—in connection with a corresponding change of control. Consequently, if a control premium is paid in connection with a sale of a controlling interest in WISeKey BVI, there is no legal obligation to pay the same premium to, or otherwise allow holders of WISeKey BVI Ordinary Shares to participate in, such premium. This effect is reinforced by WISeKey BVI’s multi-class share structure: WISeKey BVI Ordinary Shares carry one vote per share, while WISeKey BVI Class B Shares carry ten votes per share and WISeKey BVI Class F Shares carry a variable number of votes designed to ensure that their holders—who will include WISeKey BVI’s founder, Chief Executive Officer and director, Carlos Moreira—at all times represent 49.99999% of WISeKey BVI’s total voting power. As a result, holders of WISeKey BVI Ordinary Shares may have limited ability to effect a change in the composition of the Board or management against the wishes of the controlling shareholders;

(G)	Receipt from the Zug land registry of a confirmation that WISeKey CH does not own any real property, is not subject to the Swiss Federal Act on the Acquisition of Immovable Property in Switzerland by Foreign Non-Residents and may be deregistered from the Commercial Register of the Canton of Zug;

(H)	Receipt of the relevant confirmations from the competent Swiss tax authorities; and

(I)	All legal preconditions necessary for the filing of the application for the entry of the Merger in the Commercial Register and for the filing of the plan and articles of merger and the issuance of the certificate of merger by the Registry of Corporate Affairs of the British Virgin Islands have been satisfied.

We currently expect to make available to WISeKey CH shareholders, in accordance with Article 16 of the Merger Act, copies of the Merger Agreement (including the statutory standalone financial statements of WISeKey CH as of and for the period ended December 31, 2025 (including the merger balance sheet (the Merger Balance Sheet)) and the accompanying Merger Report, the auditor report on the Merger Agreement issued by Berney Associés Audit SA (the Auditor Report), the Merger Report and the Merger Balance Sheet, as well as the statutory standalone and consolidated financial statements of WISeKey CH for the past three financial years (2025, 2024 and 2023) by beginning of August 2026, shortly after the declaration of effectiveness of the Registration Statement. However, the actual timing of making such documents available may be delayed due to circumstances beyond the control of WISeKey CH, including but not limited to delays in the Commission’s review process, the declaration of effectiveness of the Registration Statement, or other regulatory or administrative requirements. There can be no assurance that such documents will be made available on the expected timeline.

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The Company currently anticipates completing the Merger after the EGM in the third or fourth quarter of the 2026 financial year, subject to the satisfaction of all conditions precedent to the completion of the Merger.

Settlement of the Merger

If you hold your WISeKey CH Shares in book entry form beneficially through a bank, broker or other nominee, you will not be required to take any action to receive the relevant WISeKey BVI Ordinary Shares. However, if you are a holder of WISeKey CH Class B Shares and wish to receive WISeKey BVI Class B Shares instead of WISeKey BVI Ordinary Shares, you must make an election to that effect (for the election procedure, refer to the respective explanations above). If you are a holder of WISeKey CH Class A Shares and wish to receive WISeKey BVI Class B Shares instead of WISeKey BVI Class F Shares, you must also make an election to that effect (for the election procedure, refer to the respective explanations above).

Bank Reyl, as the Swiss exchange agent appointed by WISeKey CH (the Exchange Agent), in coordination with SIS, will arrange for the exchange of the WISeKey CH Shares in book-entry form for the relevant class of WISeKey BVI Shares (also in book-entry form). Depending on your bank or broker, the new WISeKey BVI Shares are expected to be credited to your existing securities account shortly after the record date for the settlement of the Merger. You should be able to commence trading the WISeKey BVI Shares shortly after the record date for the settlement of the Merger. Please contact your bank, broker or other nominee for further information about your account and when you will be able to begin trading your WISeKey BVI Shares.

In order to be entitled to receive WISeKey BVI Shares for your WISeKey CH Shares, you must hold WISeKey CH Shares on the record date for the settlement of the Merger. The record date will be shortly after the Effective Time. Investors acquiring or selling WISeKey CH Shares on or around the record date for the settlement of the Merger in over-the-counter or other transactions not effected on the SIX should ensure such transaction take into account the treatment of the WISeKey CH Shares to be exchanged for WISeKey BVI Shares in the Merger. Please contact your bank or broker for further information if you intend to engage in any such transaction.

If your WISeKey CH Class B Shares are represented by physical certificates and these shares are duly registered in WISeKey CH’s share register, you will be required to deposit your physical certificates representing WISeKey CH Shares with a Swiss custodian bank for the exchange of WISeKey CH Shares for WISeKey BVI Shares for conversion of the certificated WISeKey CH Shares into WISeKey CH Shares in book-entry form prior to the close of business on the “cum date” for the settlement of the Merger. We expect that your bank or broker will then be able to credit your custody account with the number of WISeKey BVI Shares you are entitled to receive in the Merger after the record date for the exchange.

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If you hold physical certificates representing WISeKey CH Shares and do not deposit your physical certificates representing WISeKey CH Shares with a Swiss custodian bank prior to the “cum date” for the settlement of the Merger, you will not receive any WISeKey BVI Shares in the Merger. Bank Reyl, as the Swiss exchange agent appointed by WISeKey CH, will hold your WISeKey BVI Shares and all entitlements arising therefrom, on your behalf pending delivery of the relevant number and class of WISeKey BVI Shares to you. Such share delivery can only be effected once you have deposited your physical certificates representing WISeKey CH Shares with a Swiss custodian bank for conversion into book-entry shares.

Any WISeKey BVI Shares issued in the Merger (except for those issued in respect of WISeKey CH ADSs) that remain undelivered to the former holders of WISeKey CH Shares as of the 12 month anniversary of the Effective Time (or the termination of the Exchange Agent’s engagement, if later) will be delivered to WISeKey BVI or its designee, together with all entitlements (including dividend entitlements) arising therefrom, upon demand, and WISeKey BVI or its designee will thereafter continue to hold such shares and entitlements, as nominee for, and on behalf of, the former holders of WISeKey CH Shares, on substantially similar terms as the Exchange Agent, pending formal delivery of legal title thereto, but subject to applicable abandoned property, escheat or similar laws.

For the avoidance of doubt, WISeKey BVI Shares are deemed issued when the name of the relevant Shareholder is entered in the register of members of WISeKey BVI in accordance with the WISeKey BVI Articles, and no share certificates shall be issued in respect of any WISeKey BVI Shares. No interest shall be payable on any dividend entitlements or other amounts held, from time to time, by WISeKey BVI, the Exchange Agent or any of their respective affiliates or designees as nominee for any former holder of WISeKey CH Shares, and none of WISeKey BVI, the Exchange Agent or any of their respective affiliates or designees shall be required to account to any former holder of WISeKey CH Shares for same.

Following termination of the WISeKey CH ADS program, the WISeKey CH ADS depositary bank will sell any WISeKey BVI Ordinary Shares being held in respect of any WISeKey CH ADSs that have not been surrendered for exchange and the net proceeds, net of applicable fees and taxes, will be paid to the holder upon surrender of those WISeKey CH ADSs or paid to the applicable state government in accordance with applicable abandoned property law.

Recommendation: The Board of Directors recommends you vote “FOR” this proposal.

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Organizational Information

Right to Participate and Vote | Admission Cards

After returning the enclosed registration and authorization form (the Registration and Authorization Form), shareholders will receive an admission card and voting material.

Shareholders recorded in the Company’s share register with voting rights as at September 2, 2026 (the Record Date) will be entitled to participate in, and vote at, the EGM. No registrations and de-registrations of registered shares will be made in the share register from the close of business on September 2, 2026 at 5 p.m. Swiss time to the opening of business on the day following the EGM.

Shareholders who sold their shares prior to the Record Date will not be able to attend and vote at the EGM. Shareholders who purchase shares between the Record Date and the conclusion of the EGM will not be able to attend the EGM and vote those shares at the EGM.

Appointment of Proxy & Independent Proxy

A shareholder recorded in the Company’s share register with voting rights as at the Record Date and therefore entitled to participate in, and vote at, the EGM may give written proxy for the EGM to a third party (who need not be a shareholder). Proxy holders will only be admitted to the EGM upon presentation of a valid admission card, a duly executed proxy and proper identification.

At the 2026 Annual General Meeting, the law firm Anwaltskanzlei Keller AG, Splügenstrasse 8, 8027 Zurich, Switzerland, was elected as Independent Proxy for a term expiring upon completion of the 2027 General Meeting (the Independent Proxy). Shareholders who want to exercise their voting rights through the Independent Proxy must authorize the Independent Proxy to do so on their behalf at the Extraordinary General Meeting. Shareholders may instruct the Independent Proxy by post by returning the Registration and Authorization Form to the address indicated on such form or electronically. Electronic voting instructions may be given by accessing the website https://www.gvote.ch and then following the guidance being displayed on the computer screen. The personal access data required for registration can be found on the Registration and Authorization Form. Instructions can be given electronically to the Independent Proxy until September 3, 2026, 23:59 p.m. Swiss time. If you have submitted electronic voting instructions to the Independent Proxy, you can change them on the website https://www.gvote.ch at any time before September 3, 2026, 23:59 Swiss time.

Instructions to the Independent Proxy

Shares of holders who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post and specifically indicated their votes will be voted by the Independent Proxy as indicated. Holders of shares who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post but have not specifically indicated their votes, instruct the Independent Proxy to vote in accordance with the recommendations of the Board of Directors with regard to the items specified in the invitation to the Extraordinary General Meeting.

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If any modifications to agenda items or proposals identified in the invitation to the Extraordinary General Meeting or other matters on which voting is permissible under Swiss law are properly presented at the Extraordinary General Meeting for consideration, you instruct the Independent Proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board of Directors. As of the date of this publication, the Board of Directors is not aware of any such modifications or other matters proposed to come before the Extraordinary General Meeting.

The completed Registration and Authorization Forms may be sent by post to:

Computershare Schweiz AG

WISeKey International Holding Ltd

Postfach

4601 Olten

Switzerland

We urge you to return your Registration and Authorization Form or to submit instructions to the Independent Proxy electronically as soon as reasonably possible. All Registration and Authorizations Forms submitted by post must be received no later than on September 3, 2026. Please do not mail the Registration and Authorization Form if you choose to give your instructions to the Independent Proxy electronically.

Merger Documentation

Pursuant to Article 16 of the Merger Act, copies of the following documents will be made available for inspection at the Company’s registered office, General-Guisan-Strasse 6, 6300 Zug, Switzerland, and on the Company’s website (https://www.wisekey.com/company/investors/financial-reports/), no later than 30 calendar days prior to the EGM:

—	the Merger Agreement;

—	the Merger Report;

—	the Audit Report;

—	the statutory standalone and consolidated financial statements of WISeKey CH (including the Merger Balance Sheet) for each of the three most recent financial years (2025, 2024 and 2023); and

—	the proposed memorandum and articles of association of WISeKey BVI.

Upon availability of the above documents, the Company will publish a press release and make a corresponding announcement in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt, SHAB).

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Copies of these materials may also be obtained free of charge by contacting our Corporate Secretary at our registered office, General-Guisan-Strasse 6, 6300 Zug, Switzerland, telephone number +41 (0)22 594 30 00.

Zug, August 5, 2026

WISeKey International Holding Ltd

/s/ Carlos Moreira

For the Board of Directors
The Chairman
Carlos Moreira

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